Exhibit 99.3

AMERICAS SILVER CORPORATION
MANAGEMENT’S DISCUSSION AND ANALYSIS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017
DATED NOVEMBER 14, 2017

Americas Silver Corporation
Management’s Discussion and Analysis
Table of Contents

Forward-Looking Statements	1
Management’s Discussion and Analysis	1
Overview	2
Recent Developments and Operational Discussion	3
Results of Operations	9
Summary of Quarterly Results	11
Liquidity	11
Capital Resources	13
Off-Balance Sheet Arrangements	13
Transactions with Related Parties	13
Risk Factors	13
Accounting Standards and Pronouncements	14
Financial Instruments	14
Capital Structure	14
Controls and Procedures	14
Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce	14

Unless otherwise indicated, in this Management Discussion and Analysis all reference to “dollar” or the use of the symbol “$” are to the United States of America dollar and all references to “C$” are to the Canadian dollar. Additionally, percentage changes in this Management Discussion and Analysis are based on dollar amounts before rounding.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017

Forward-Looking Statements

Statements contained or incorporated by reference in this MD&A that are not current or historical factual statements may constitute forward-looking information or forward-looking statements within the meaning of applicable Canadian and United States securities laws. All statements other than statements of historical fact included in this MD&A that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including without limitation, statements regarding any objectives, expectations, intentions, plans, results, levels of activity, goals or achievements, estimates of mineral reserves and resources, the realization of mineral reserve estimates, completion of the San Rafael Project, impairment of mining interests and non-producing properties, the timing and amount of estimated future production, production guidance, costs of production, capital expenditures, costs and timing of development, success of exploration activities, permitting timelines, government regulation of mining operations, environmental risks, the going concern assumption, and the timing and possible outcomes of pending litigation, negotiations or regulatory investigations are or involve forward-looking statements. Although forward-looking statements contained in this MD&A are based on what management considers to be reasonable assumptions based on information currently available to it, there can be no assurances that actual events, performance or results will be consistent with these forward-looking statements, and management’s assumptions may prove to be incorrect. Generally, forward-looking statements can be identified by the use of forward-looking terminology such as “anticipates”, “assumes”, “believes”, “budget”, “could”, “estimates”, “expects”, “forecasts”, “guidance”, “indicates”, “intends”, “likely”, “may”, “objective”, “outlook”, “plans”, “potential”, “predicts”, “scheduled”, “should”, “target”, “trends”, “will”, or “would” or the negative or other variations of these words or other comparable words or phrases. This MD&A and its appendices, including those set out under “Risk Factors” in this MD&A and any documents incorporated herein by reference, contain forward-looking statements including, but not limited to those relating to the Company. All such forward-looking statements are subject to important risks, uncertainties and assumptions. These statements are forward-looking because they are based on current expectations, estimates and assumptions. It is important to know that: (i) unless otherwise indicated, forward-looking statements in this MD&A and its appendices including any documents incorporated herein by reference describe expectations as at the date hereof; (ii) actual results and events could differ materially from those expressed or implied in the forward-looking statements in this MD&A and its appendices, including the documents incorporated herein by reference, if known or unknown risks affect the respective businesses of the Company, or if their estimates or assumptions turn out to be inaccurate. As a result, the Company cannot guarantee that the results or events expressed or implied in any forward-looking statement will materialize, and accordingly, you are cautioned not to place undue reliance on these forward-looking statements; and (iii) the Company disclaims any intention and assumes no obligation to update or revise any forward-looking statement even if new information becomes available, as a result of future events or for any other reason, except in accordance with applicable Canadian securities laws. The Company has made a number of assumptions in making forward-looking statements in this MD&A and its appendices including any documents incorporated herein by reference.
This list is not exhaustive of the factors that may affect our forward-looking statements. Some of the important risks and uncertainties that could affect forward-looking statements are described further in the MD&A. Should one or more of these risks and uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the forward‑looking statements.

Management’s Discussion and Analysis

This MD&A of the results of operations, liquidity and capital resources of Americas Silver Corporation (“Americas Silver” or the “Company”) constitutes management’s review of the Company’s financial and operating performance for the three and nine months ended September 30, 2017, including the Company’s financial condition and future prospects. Except as otherwise noted, this discussion is dated November 14, 2017 and should be read in conjunction with the Company’s unaudited condensed interim consolidated financial statements and the notes thereto for the three and nine months ended September 30, 2017 and 2016. The unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2017 and 2016 are prepared in accordance with International Accounting Standards (“IAS”) 34 under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. The Company prepared its latest financial statements in U.S. dollars and all amounts in this MD&A are expressed in U.S. dollars, unless otherwise stated. These documents along with additional information relating to the Company are available on SEDAR at www.sedar.com and on the Company’s website at www.americassilvercorp.com.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017

In this report, the management of the Company presents operating highlights for the three months ended September 30, 2017 (“Q3-2017”) compared to the three months ended September 30, 2016 (“Q3-2016”) and for the nine months ended September 30, 2017 (“YTD-2017”) compared to the nine months ended September 30, 2016 (“YTD-2016”) as well as comments on plans for the future. Throughout this MD&A, references to silver equivalent ounces produced are based on the average silver, zinc, lead and copper realized metal prices during each respective period, except as otherwise noted.

On December 21, 2016, the Company filed articles of amendment to complete an approved share consolidation of the Company’s issued and outstanding common shares on the basis of twelve pre-consolidated common shares for one post-consolidated common share. The share consolidation affects all issued and outstanding common shares, options, warrants, deferred share units, and restricted share units. All information relating to issued and outstanding common shares, options, warrants, deferred share units, restricted share units, and related per share amounts in this MD&A have been adjusted retrospectively to reflect the share consolidation.

Securities regulators encourage companies to disclose forward-looking information to help investors understand a company’s future prospects. This discussion contains statements about the Company’s future financial condition, results of operations and business. See page 1 of this report for more information on forward-looking statements.

The Company was incorporated under the Canada Business Corporations Act on May 12, 1998 and conducts mining exploration, development and production in the Americas.

Overview

The Company has operations in two of the world's leading silver areas: the Cosalá Operations in Sinaloa, Mexico and the Galena Complex in Idaho, USA.

In Sinaloa, Mexico, the Company operates the 100%-owned producing Nuestra Señora silver-zinc-copper-lead mine and is developing the 100%-owned San Rafael zinc-lead-silver project (“San Rafael”) located in the Cosalá District. The Company declared commercial production in January 2009 following development of the Nuestra Señora mine and commissioning of the Los Braceros processing facility. The Cosalá area land holdings also host several other known deposits, past-producing mines, and prospects including San Rafael, the contiguous Zone 120 silver-copper deposit, and the El Cajón silver-copper deposit (“El Cajón”). These properties are located in close proximity to the Los Braceros processing plant. The Company is a significant concession holder in the Cosalá District, with holdings of over 21,000 hectares containing numerous mineral concessions including past-producing mines.

In Idaho, USA, the Company operates the 100%-owned producing Galena Complex acquired through the business combination with U.S. Silver. The Galena Complex’s primary assets are the operating Galena Mine, the Coeur Mine, and the contiguous Caladay development project in the Coeur d’Alene Mining District of northern Idaho. The Galena Complex has recorded production of over 230 million ounces of silver along with associated by-product metals of copper and lead over a modern production history of more than sixty years. The Coeur Mine has been put on care and maintenance pending an improvement in the silver price.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017

The Company’s mission is to profitably expand its precious metals production through the development of its own projects and consolidation of complementary projects. The Company’s current strategy is focused on extending the mine life of its current assets profitably and on developing San Rafael. Exploration will continue on prospective targets with an emphasis on the Cosalá District including Zone 120, and the silver-lead areas at the Galena Complex.

The Company’s management and Board of Directors (the “Board”) are comprised of senior mining executives who have extensive experience identifying, acquiring, developing, financing, and operating precious metals deposits globally.  The head office of the Company is located at 145 King Street West, Suite 2870, Toronto, Ontario, Canada, M5H 1J8. The Company is a reporting issuer in the jurisdictions of Ontario, British Columbia, Alberta, and Quebec, and is listed on the TSX trading under the symbol “USA” and on the NYSE American trading under the symbol “USAS”.

Recent Developments and Operational Discussion

Q3-2017 Highlights

•
Production of 1.1 million consolidated silver equivalent ounces and 0.6 million silver ounces at cost of sales of $9.17/oz. equivalent silver, by-product cash cost of $12.61/oz. silver, and all-in sustaining cost of $15.92/oz. silver for the quarter.

•	Revenue of $9.8 million and net loss of $2.8 million for the quarter or ($0.07) per share (excluding El Cajón and San Rafael pre-production revenue).
•	The San Rafael development remains on budget and on time targeting commercial production in Q4-2017.
•
Completed initial processing of ore from San Rafael development stockpiles in September 2017 and at the end of October 2017 confirmed the circuit performance from the newly modified Los Braceros Mill as assumed in the April 2016 San Rafael Pre-Feasibility Study.

•	San Rafael ore development continues to increase to approximately 1,200 tonnes per day subsequent to quarter-end; it is expected it to be the sole source of mill feed by mid-November 2017.
•
In August 2017, the Company released significant results from an eight-hole drill program around Zone 120. Based on the success of this initial program, the Company expanded the 2017 program by up to eight additional holes to further test the extent and continuity of mineralization.

Consolidated Operations

The third quarter of 2017 was a transitional quarter for the Company at its mining operations. In Cosalá, the Company managed ore feeds from the Nuestra Señora and El Cajón mines while developing San Rafael through to pre-commissioning and the Galena Complex processed lower grade ore while it continued to develop towards higher grade areas of production for subsequent years.

The Company originally planned to operate its Nuestra Señora mine through the end of Q1-2017 then transition to the El Cajón mine through to the commencement of production from San Rafael. As a result, the El Cajón development was completed at the end of the first quarter and pre-production ore of approximately 40,000 tonnes was intermittently processed during Q2-2017 while stockpiling approximately 70,000 tonnes of ore.

Production for the Cosalá Operations continued to be primarily sourced from the Nuestra Señora mine during Q2 and Q3-2017 as it became clear that further economic ore was available though at lower grades than in the past. Higher zinc and lead prices prioritized this ore before the stockpiled silver-copper El Cajón ore as the Nuestra Señora ore was mined with lower operating costs and minimal development costs. The remaining El Cajón stockpile was milled in September 2017 in order to release cash flow that would otherwise be inaccessible for years due to its lower value relative to San Rafael ore. Stockpiled Nuestra Señora ore of over 50,000 tonnes will continue to be processed during Q4-2017 up to the commencement of San Rafael ore processing in mid-late November.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017

Under IFRS, pre-production revenues (net of related costs) are capitalized as an offset to fixed assets and do not impact the income statement directly, resulting in lower quarterly revenue, and higher reported cash costs and all-in sustaining costs. Approximately $3.4 million of pre-production cash flow was realized during the quarter by processing the El Cajón ore before the San Rafael commencement.

The San Rafael development remains on budget and on time with initial processing of ore completed at the end of Q3-2017 and commercial production expected before the end of the fourth quarter.  As at September 30, 2017, the Company has spent approximately $14.3 million (net of $0.4 million pre-production revenue) of the revised $18 million budget on San Rafael. The Company expects the capital to begin initial production to be less than $17 million and to have sufficient resources from cash on hand and cash flow generated from continued operations to fund the remaining project development. Once in commercial production, San Rafael is expected to provide a step change in the Company’s cash cost and all-in sustaining cost profile in 2018. The Company is to complete consolidated budgeting in the fourth quarter of 2017 and provide guidance for fiscal 2018 to the market in late January 2018.

During Q3-2017, the Company produced 1.1 million consolidated silver equivalent ounces and 0.6 million silver ounces, comparable to production of 1.1 million consolidated silver equivalent ounces and 0.6 million silver ounces during Q3-2016. Costs of sales were $9.17/oz. equivalent silver, by-product cash costs were $12.61/oz. silver, and all-in sustaining costs were $15.92/oz. silver, representing year-over-year decrease of 11%, and increases of 26%, and 24%, respectively. Consolidated silver equivalent production from the Cosalá Operations increased due to the greater than estimated output from Nuestra Señora and El Cajón as those mines continued to outperform expectations, partially offset by a decrease in production at the Galena Complex due to a lower tonnage and grade during the quarter as the mine progressed through lower grade areas while development progressed towards higher grade areas during the period. Direct operating costs at the Galena Complex have been tracking well against expectations excluding increased employee-related medical premiums during the year, however the decrease in lead production resulted in lower by-product credits, negatively impacting cash costs. With the San Rafael transition progressing well, management will be focused on returning Galena to an acceptable level of operating performance in 2018 by advancing several planning-related initiatives, including grade optimization, in order to recapture and build on the gains which were made in 2015 and 2016. Improvements will be realized as grades return to historic norms and new production areas begin to contribute consistently.

The third quarter of 2017 continued its sustained recovery of the silver industry from multi-year lows in precious and base metal prices. Year-over-year, the spot silver price recovered from a low of $13.58 per ounce in January 2016 increasing to $16.74 per ounce by the end of Q3-2017. Additionally, the market prices for the Company’s lead, zinc and copper by-product metals significantly increased from lows during 2016. The zinc price rose to a high of $1.46 per pound during the third quarter of 2017 after starting fiscal 2016 at $0.73 per pound while the lead price increased to a high of $1.14 per pound during the third quarter of 2017 after starting fiscal 2016 at $0.82 per pound. The Company’s liquidity position has improved through increases in cash generated from operations from strong operational performance and the metal price increases boosting margins.

In August 2017, the Company announced results from 2017 exploration drilling on its 100%-owned, Zone 120 deposit, adjacent to the San Rafael development project. Exploration drilling resumed at the Cosalá Operations property in 2017 for the first time since 2014.  An initial eight-hole, 4,000-meter diamond drill program at Zone 120 focused on upgrading the existing resource as well as expanding the footprint of mineralization to the southeast. Highlights of the program included:

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017

•
Step-out hole SR-396 with 61.4[1] meters grading 306g/t Ag, 0.23g/t Au and 0.79% Cu (412g/t AgEq2) including 5.9 meters of 932g/t Ag, 0.82g/t Au and 1.94% Cu (1,213g/t AgEq) plus another interval of 9.4 meters grading 479g/t Ag, 0.29g/t Au and 1.07% Cu (622g/t AgEq)

•	Step-out hole SR-401 with 39.6 meters grading 205g/t Ag, 0.28g/t Au and 0.53% Cu (289g/t AgEq) including 11.4 meters of 473g/t Ag, 0.68g/t Au and 1.20% Cu (659g/t AgEq)
•	Infill hole SR-391 with 22.8 meters grading 138g/t Ag, 0.22g/t Au and 0.37% Cu (196g/t AgEq) including 4.0 meters of 460g/t Ag, 0.20g/t Au and 0.88% Cu (575g/t AgEq)
•	Infill hole SR-392 with 18.1 meters grading 113g/t Ag, 0.08g/t Au and 0.17% Cu (138g/t AgEq)

The holes increased both the indicated and inferred resource substantially as noted in the updated Mineral Reserve and Resource estimate released on September 18, 2017. Following up on the success of the announced results, the Company has begun an additional program of eight holes in 2017 to further test the extent and continuity of the mineralization.  Detailed exploration results from the 2017 drill program can be found on the Company’s website at www.americassilvercorp.com.

The Company’s subsidiary, U.S. Silver-Idaho, Inc., has submitted its final offer for a new collective bargaining agreement to cover its hourly staff at the Galena Complex.  The Company understands that Union membership will be voting on this proposal on November 14th and 15th.

Consolidated Results and Developments

	Q3-2017	Q3-2016	YTD-2017	YTD-2016
Revenues ($ M)	$9.8	$16.8	$42.2	$44.5
Silver Produced (oz)	564,833	596,855	1,646,472	1,825,333
Zinc Produced (lbs)	1,433,961	2,183,814	6,727,468	7,817,382
Lead Produced (lbs)	5,369,482	7,991,507	17,965,262	21,790,327
Copper Produced (lbs)	507,285	326,639	1,088,860	798,232
Total Silver Equivalent Produced (oz)[1]	1,107,873	1,107,110	3,387,946	3,374,896
Cost of Sales/Ag Eq Oz Produced ($/oz)[3]	$9.17	$10.25	$10.13	$10.14
Cash Cost/Ag Oz Produced ($/oz)[2,3]	$12.61	$10.00	$9.64	$10.33
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2,3]	$15.92	$12.86	$13.06	$13.06
Net Income (Loss) ($ M)	$(2.8)	$1.0	$(2.1)	$(2.8)
Comprehensive Income (Loss) ($ M)	$(2.9)	$0.8	$(2.5)	$(3.7)

[1]	Throughout this MD&A, silver equivalent production was calculated based on average silver, zinc, lead and copper realized prices during each respective period.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.
[3]
Calculation excludes pre-production of 160,128 silver ounces and 238,919 silver equivalent ounces mined in Q3-2017 and 245,391 silver ounces and 360,530 silver equivalent ounces mined in YTD-2017 from El Cajón during its commissioning period, and 5,146 silver ounces and 30,161 silver equivalent ounces mined in Q3-2017 and YTD-2017 from San Rafael during its commissioning period. Pre-production revenue (net of cost of sales) from El Cajón and San Rafael are capitalized as an offset to development costs.

During Q3-2017, the Company produced 1,107,873 silver equivalent ounces, including 507,285 ounces of silver, at cost of sales of $9.17/oz. equivalent silver, by-product cash cost of $12.61/oz. silver, and all-in sustaining cost of $15.92/oz. silver. These results compare to 1,107,110 silver equivalent ounces, including 596,855 ounces of silver, at cost of sales of $10.25/oz. equivalent silver, by-product cash cost of $10.00/oz. silver, and all-in sustaining cost of $12.86/oz. silver during Q3-2016, a 1%, 26% and 24% increase in production of silver equivalent ounces, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively, and a 5% and 11% decrease in production of silver ounces and cost of sales per equivalent silver ounce, respectively.

1 True width
2 Silver equivalent (AgEq) grade is calculated using prices of $16.00/oz Ag, $1200/oz Au and $2.50/lb Cu.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017

During YTD-2017, the Company produced 3,387,946 silver equivalent ounces, including 1,646,472 ounces of silver, at cost of sales of $10.13/oz. equivalent silver, by-product cash cost of $9.64/oz. silver, and all-in sustaining cost of $13.06/oz. silver. These results compare to 3,374,896 silver equivalent ounces, including 1,825,333 ounces of silver, at cost of sales of $10.14/oz. equivalent silver, by-product cash cost of $10.33/oz. silver, and all-in sustaining cost of $13.06/oz. silver during YTD-2016, a 1% increase in production of silver equivalent ounces, and a 10%, 1%, and 7% decrease in production of silver ounces, cost of sales per equivalent silver ounce, and  by-product cash cost per ounce, respectively, with all-in sustaining cost per ounce being comparable. The decrease in cash costs was due to lower operating costs and lack of capitalized development at Nuestra Señora, improved concentrate off-take terms, and the increase in the realized prices from these by-product metals.

Despite lower year-to-date silver production, production revenues decreased only slightly by $2.3 million or 5% from $44.5 million for the nine months ended September 30, 2016 to $42.2 million for the nine months ended September 30, 2017, while net loss improved to $2.1 million compared to net loss $2.8 million loss during the same period, a $0.7 million improvement. Year-to-date pre-production revenues of approximately $5.1 million from El Cajón and $0.4 million from San Rafael were capitalized as an offset to development costs during their commissioning periods which were excluded from production revenues. Improvement in net loss was attributable to lower cost of sales offset by lower net revenue on concentrate sales, and lower interest and financing expense, partially offset by higher depletion and amortization, and higher corporate general and administrative expenses related to share-based compensation and the NYSE American listing. The Company also generated cash from operating activities before non-cash working capital items of $5.9 million during the nine months ended September 30, 2017 compared to $5.2 million during the nine months ended September 30, 2016. These variances are further discussed in the following sections.

In January of 2017, the Company entered into a low interest rate $15 million concentrate pre-payment facility with Glencore to fund a portion of the development costs for San Rafael. Under the terms of the pre-payment facility, Glencore will provide the Company with a four-year facility of up to $15 million to be used for the development of San Rafael and commercial production of its concentrates. The facility is secured by a promissory note in the amount of up to $15 million issued by the Company, a corporate guarantee in favour of Glencore, and limited asset level security on San Rafael. The pre-payment facility was drawn in full in late March, 2017. The Company has also entered into four-year offtake agreements with Glencore for the zinc and lead concentrates produced from San Rafael. Glencore will pay for the concentrates at the prevailing market prices for silver, lead and zinc, less customary treatment, refining and penalty charges.

On February 10, 2017, the Company made a principal repayment in full of $1.6 million towards its outstanding debt facility from February, 2016 at maturity. On March 30, 2017, the Company made an early principal repayment in full of $5.6 million towards its outstanding debt facility from August, 2013 due December, 2017. Total repayments during the first quarter were approximately $8.0 million.

In March of 2017, the Company entered into an option acquisition agreement with Santacruz Silver Mining Ltd. (“Santacruz”) to acquire an existing option with Minera Hochschild Mexico S.A. de C.V. (“Hochschild”) for the right to acquire a 100% interest of the San Felipe property located in Sonora, Mexico for total consideration of $15 million in cash, payable in two installments. The purchase of the option for $5 million plus an initial option payment for $2 million was paid to Santacruz and Hochschild, respectively, with cash on hand by the Company in March while the final option payment of $8 million is payable to Hochschild on or before December 15, 2017. Upon completion of the final payment option, the Company will have acquired 100% of the San Felipe property, a silver-zinc-lead development project in a safe and mining-friendly jurisdiction free of any underlying third party royalties.

On August 24, 2017, the Company provided an exploration update for its Cosalá Operations and expects to complete eight additional holes in Q4-2017 to further define the geological controls and extent of mineralization in and around the known Zone 120 resource. Further exploration drilling is being proposed for 2018. Results from the ongoing 2017 drilling are expected to be released in early 2018.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017

On September 18, 2017, the Company updated its mineral reserve and resource estimates for the Galena Complex and the Cosalá Operations, including the San Rafael, El Cajón, Nuestra Señora mines, and the Zone 120 deposit. The updated estimates reflect the drilling programs completed between January 1, 2016 and June 30, 2017 as well as production depletion during the period with an effective date of June 30, 2017.

Cosalá Operations

	Q3-2017	Q3-2016	YTD-2017	YTD-2016
Tonnes Milled	134,273	121,875	397,628	373,285
Silver Grade (g/t)	74	75	70	83
Zinc Grade (%)[1]	1.39	1.10	1.34	1.37
Lead Grade (%)[1]	0.73	0.50	0.66	0.56
Copper Grade (%)[1]	0.22	0.21	0.18	0.22
Silver Recovery (%)	87.0	83.0	86.3	79.4
Zinc Recovery (%)	71.8	74.2	79.7	69.9
Lead Recovery (%)	76.1	66.0	78.3	64.3
Copper Recovery (%)	81.2	57.6	70.6	44.5
Silver Produced (oz)	277,752	242,916	770,571	795,044
Zinc Produced (lbs)	1,433,961	2,183,814	6,727,468	7,817,382
Lead Produced (lbs)	793,058	885,560	3,268,780	2,970,388
Copper Produced (lbs)	507,285	326,639	1,088,860	798,232
Total Silver Equivalent Produced (oz)	528,823	436,774	1,626,696	1,453,057
Silver Sold (oz)	259,764	255,954	754,073	764,595
Zinc Sold (lbs)	1,258,532	2,142,465	6,506,030	7,599,887
Lead Sold (lbs)	669,281	909,946	3,135,551	3,047,793
Copper Sold (lbs)	460,227	337,306	1,049,841	743,218
Realized Silver Price ($/oz)	$16.88	$19.62	$17.19	$17.14
Realized Zinc Price ($/lb)	$1.33	$1.06	$1.24	$0.89
Realized Lead Price ($/lb)	$1.05	$0.86	$1.02	$0.81
Realized Copper Price ($/lb)	$2.92	$2.15	$2.76	$2.15
Cost of Sales/Ag Eq Oz Produced ($/oz)[3]	$1.32	$9.96	$6.13	$9.07
Cash Cost/Ag Oz Produced ($/oz)[2,3]	$3.16	$9.84	$(0.09)	$8.58
All-In Sustaining Cost/Ag Oz Produced ($/oz)[2,3]	$3.16	$11.72	$(0.07)	$10.51

[1]	Zinc and lead grades only refer to grades from silver-zinc-lead-copper and silver-zinc-lead ores, and copper grades only refer to grades from silver-zinc-lead-copper and silver-copper ores.
[2]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.
[3]
Calculation excludes pre-production of 160,128 silver ounces and 238,919 silver equivalent ounces mined in Q3-2017 and 245,391 silver ounces and 360,530 silver equivalent ounces mined in YTD-2017 from El Cajón during its commissioning period, and 5,146 silver ounces and 30,161 silver equivalent ounces mined in Q3-2017 and YTD-2017 from San Rafael during its commissioning period. Pre-production revenue (net of cost of sales) from El Cajón and San Rafael are capitalized as an offset to development costs. All other figures are inclusive of El Cajón and San Rafael ore and production, where appropriate.

The Cosalá Operations processed 134,273 tonnes of ore at an average grade of 74 g/t of silver to produce 277,752 ounces of silver at cost of sales of $1.32/oz. equivalent silver, by-product cash cost of $3.16/oz. silver, and all-in sustaining cost of $3.16/oz. silver during Q3-2017. These results compare to 121,875 tonnes of ore at an average grade of 75 g/t of silver to produce 242,916 ounces of silver at cost of sales of $9.96/oz. equivalent silver, by-product cash cost of $9.84/oz. silver, and all-in sustaining cost of $11.72/oz. silver during Q3-2016, a 10% and 14% increase in tonnes of ore milled and ounces of silver produced, respectively, and a 87%, 68% and 73% decrease in cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Silver recovery to concentrate was 87.0% in Q3-2017 (Q3-2016 – 83.0%).

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017

During YTD-2017, the Cosalá Operations processed 397,628 tonnes of ore at an average grade of 70 g/t of silver to produce 770,571 ounces of silver at cost of sales of $6.13/oz. equivalent silver, by-product cash cost of negative $0.42/oz. silver, and all-in sustaining cost of negative $0.39/oz. silver. These results compare to 373,285 tonnes of ore at an average grade of 83 g/t of silver to produce 795,044 ounces of silver at cost of sales of $9.07/oz. equivalent silver, by-product cash cost of $8.58/oz. silver, and all-in sustaining cost of $10.51/oz. silver during YTD-2016, a 7% increase in tonnes of ore milled, and a 3%, 32%, 101% and 101% decrease in ounces of silver produced, cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. Silver recovery to concentrate was 86.3% in YTD-2017 (YTD-2016 – 79.4%).

During Q3-2017, the Cosalá Operations progressed its transition from the existing Nuestra Señora and El Cajón mines to initial production from the San Rafael mine. Production for the Cosalá Operations was primarily sourced from the silver-zinc-lead-copper Nuestra Señora mine during the first two months of Q3-2017 and silver-copper El Cajón ore in September. Nuestra Señora was originally planned to cease production in early Q2-2017, but has been extended to take advantage of additional material sourced from various areas of the existing workings. It is expected that stockpiled Nuestra Señora ore will be processed during Q4-2017 up to the commencement of San Rafael ore processing in mid-late November.

The significant decrease in cash costs and all-in sustaining costs was due to lower operating costs and lack of capitalized development at Nuestra Señora, decreased smelter charges, and the increase in the realized prices from these by-product metals. As previously stated, production from El Cajón is considered pre-production and is omitted from revenue and cash cost calculations as a result.

Realized silver prices at $16.88/oz. and $17.19/oz. for Q3-2017 and YTD-2017, respectively (Q3-2016 – $19.62/oz. and YTD-2016 – $17.14/oz., respectively), are comparable to the average London silver spot price of $16.83/oz. and $17.17/oz. for Q3-2017 and YTD-2017, respectively (Q3-2016 – $19.62/oz. and YTD-2016 – $17.07/oz., respectively). The realized silver price is comparable from YTD-2016 to YTD-2017 as silver prices began to improve and stabilize late in the first half of 2016. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing, and treatment and refining charges.

Galena Complex

	Q3-2017	Q3-2016	YTD-2017	YTD-2016
Tonnes Milled	40,404	44,895	123,969	130,293
Silver Grade (g/t)	233	258	231	262
Lead Grade (%)	5.68	7.85	5.91	7.27
Silver Recovery (%)	94.9	94.9	95.0	93.9
Lead Recovery (%)	90.5	91.5	90.9	90.2
Silver Produced (oz)	287,081	353,939	875,901	1,030,289
Lead Produced (lbs)	4,576,424	7,105,947	14,696,482	18,819,939
Total Silver Equivalent Produced (oz)	579,051	670,336	1,761,250	1,921,839
Silver Sold (oz)	282,534	345,891	891,531	1,036,852
Lead Sold (lbs)	4,555,041	7,066,725	14,933,766	18,938,233
Realized Silver Price ($/oz)	$16.89	$19.46	$17.18	$17.15
Realized Lead Price ($/lb)	$1.08	$0.87	$1.04	$0.82
Cost of Sales/Ag Eq Oz Produced ($/oz)	$12.69	$10.44	$12.93	$10.95
Cash Cost/Ag Oz Produced ($/oz)[1]	$16.31	$10.10	$15.42	$11.68
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$20.92	$13.63	$20.85	$15.03

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017

The Galena Complex processed 40,404 tonnes of ore at an average grade of 233 g/t of silver to produce 287,081 ounces of silver at cost of sales of $12.69/oz. equivalent silver, by-product cash cost of $16.31/oz. silver, and all-in sustaining cost of $20.92/oz. silver during Q3-2017, compared to 44,895 tonnes of ore at an average grade of 258 g/t of silver to produce 353,939 ounces of silver at cost of sales of $10.44/oz. equivalent silver, by-product cash cost of $10.10/oz. silver, and all-in sustaining cost of $13.63/oz. silver during Q2-2016, a 10% and 19% decrease in tonnes of ore milled and ounces of silver produced, respectively, and a 22%, 61% and 53% increase in cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. No ore tonnage was processed through the Coeur mill during Q3-2017 and Q3-2016.

During YTD-2016, the Galena Complex processed 123,969 tonnes of ore at an average grade of 231 g/t of silver to produce 875,901 ounces of silver at cost of sales of $12.93/oz. equivalent silver, by-product cash cost of $15.42/oz. silver, and all-in sustaining cost of $20.85/oz. silver, compared to 130,293 tonnes of ore at an average grade of 262 g/t of silver to produce 1,030,289 ounces of silver at cost of sales of $10.95/oz. equivalent silver, by-product cash cost of $11.68/oz. silver, and all-in sustaining cost of $15.03/oz. silver during YTD-2016, a 5% and 15% decrease in tonnes of ore milled and ounces of silver produced, respectively, and a 18%, 32% and 39% increase in cost of sales per equivalent silver ounce, by-product cash cost per ounce, and all-in sustaining cost per ounce, respectively. No ore tonnage was processed through the Coeur mill during YTD-2017 (YTD-2016 – 3%).

Both silver and lead production at the Company’s Galena Complex were below expectations in the third quarter due to lower tonnage and grade. With the San Rafael transition progressing well, management is focused on returning Galena to an acceptable level of operating performance in 2018 by advancing several planning-related initiatives, including grade optimization, in order to recapture and build on the gains which were made in 2015 and 2016.

Realized silver price at $16.89/oz. and $17.18/oz. for Q3-2017 and YTD-2017, respectively (Q3-2016 – $19.46/oz. and YTD-2016 – $17.15/oz., respectively), are comparable to the average London silver spot price of $16.83/oz. and $17.17/oz. for Q3-2017 and YTD-2017, respectively (Q3-2016 – $19.62/oz. and YTD-2016 – $17.07/oz., respectively). The realized silver price is comparable from YTD-2016 to YTD-2017 as silver prices began to improve and stabilize late in the first half of 2016. Realized silver prices is a measurement of gross silver revenues over silver ounces sold during the period, excluding unrealized mark-to-market gains and losses on provisional pricing and treatment and refining charges.

Guidance

The Company’s guidance for 2017 remains at production of 2.0 – 2.5 million silver ounces or 5.0 – 5.5 million silver equivalent ounces at cost of sales of $8.00 – $10.00 per ounce equivalent silver, cash costs of $4.00 – $5.00 per ounce silver and all-in sustaining costs of $9.00 – $10.00 per ounce silver projected at the high end of the ranges depending on the timing of the declaration of commercial production of San Rafael.

Results of Operations

Analysis of the three months ended September 30, 2017 vs. the three months ended September 30, 2016

The Company recorded a net loss of $2.8 million for the three months ended September 30, 2017 compared to net income of $1.0 million for the three months ended September 30, 2016. The decrease in net income was primarily attributable to lower net revenue on concentrate sales ($7.0 million) offset by lower cost of sales ($3.6 million), higher corporate general and administrative expenses ($0.5 million), and higher exploration costs ($0.7 million), partially offset by lower interest and financing expense ($0.6 million), each of which are described in more detail below.

Revenues decreased by $7.0 million from $16.8 million for the three months ended September 30, 2016 to $9.8 million for the three months ended September 30, 2017. The decrease during the period is primarily due to $3.8 million in decreased revenues generated at the Cosalá Operations related the omission of $3.4 million of El Cajón pre-production revenue as previously noted, and $3.2 million in decreased revenues due to a decrease in silver and lead production and sales at the Galena Complex during the period.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017

Cost of Sales decreased by $3.6 million from $11.3 million for the three months ended September 30, 2016 to $7.7 million for the three months ended September 30, 2017. The decrease is primarily due to a $4.0 million decrease in direct mining costs from the Cosalá Operations as a result the treatment of El Cajón ore as pre-production as previously noted, offset by a $0.4 million increase in cost of sales from the Galena Complex mainly from higher labour costs incurred due to increases in employee-related medical costs.

Corporate general and administrative expenses increased by $0.5 million from $1.0 million for the three months ended September 30, 2016 to $1.5 million for the three months ended September 30, 2017. The increase is primarily due to increases in share-based payments, and marketing, insurance, professional fees and listing costs related to trading on the NYSE American during the period.

Exploration costs increased by $0.7 million from $0.6 million for the three months ended September 30, 2016 to $1.3 million for the three months ended September 30, 2017. The change is primarily due to the increase in additional drilling at Zone 120 at the Cosalá Operations during the period.

Interest and financing expense decreased by $0.6 million from $0.6 million for the three months ended September 30, 2016 to nil for the three months ended September 30, 2017. The decrease is primarily due to reduced interest charges from the repayment of all outstanding credit facilities during first quarter of 2017.

Analysis of the nine months ended September 30, 2017 vs. the nine months ended September 30, 2016

The Company recorded a net loss of $2.1 million for the nine months ended September 30, 2017 compared to net loss of $2.8 million for the nine months ended September 30, 2016. The decrease in net loss was primarily attributable to lower cost of sales ($3.9 million) offset by lower net revenue on concentrate sales ($2.3 million), and lower interest and financing expense ($1.0 million), partially offset by higher depletion and amortization ($0.4 million), higher corporate general and administrative expenses ($1.0 million), higher exploration costs ($0.4 million), and higher income tax expense ($0.2 million), each of which are described in more detail below.

Revenues decreased by $2.3 million from $44.5 million for the nine months ended September 30, 2016 to $42.2 million for the nine months ended September 30, 2017. The decrease during the period is primarily due to $0.6 million in decreased revenues generated at the Cosalá Operations and the El Cajón pre-production treatment, and $1.6 million in decreased revenues due to a decrease in silver and lead production and sales at the Galena Complex during the period.

Cost of Sales decreased by $3.9 million from $34.2 million for the nine months ended September 30, 2016 to $30.3 million for the nine months ended September 30, 2017. The decrease is primarily due to a $5.6 million decrease in direct mining costs from the Cosalá Operations as a result of reduced commercial production costs of the Nuestra Señora mine as it operates toward scheduled mine closure this year and the El Cajón pre-production accounting treatment, offset by a $1.7 million increase in cost of sales from the Galena Complex mainly from higher labour costs incurred due to increases in employee-related medical costs.

Depletion and amortization increased by $0.4 million from $5.4 million for the nine months ended September 30, 2016 to $5.8 million for the nine months ended September 30, 2017. The increase is primarily due to depletion and amortization of property, plant and equipment of the Nuestra Señora mine at the Cosalá Operations as it operates toward its scheduled mine closure this year.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017

Corporate general and administrative expenses increased by $1.0 million from $3.8 million for the nine months ended September 30, 2016 to $4.8 million for the nine months ended September 30, 2017. The increase is primarily due to increases in share-based payments, and marketing, insurance, professional fees and listing costs related to trading on the NYSE American during the period.

Exploration costs increased by $0.4 million from $1.5 million for the nine months ended September 30, 2016 to $1.9 million for the nine months ended September 30, 2017. The change is primarily due to increased exploration activities at both operations and follow-up drilling at Zone 120 at the Cosalá Operations in 2017.

Interest and financing expense decreased by $1.0 million from $1.6 million for the nine months ended September 30, 2016 to $0.6 million for the nine months ended September 30, 2017. The decrease is primarily due to reduced interest charges from the repayment of all outstanding credit facilities during the period and capitalization of the interest from the new Glencore debt as capital under IFRS.

Income tax expense increased by $0.2 million during the nine months ended September 30, 2017 when compared to the nine months ended September 30, 2016 primarily due to increase in net deferred tax liabilities recognized on the Mexican mining royalty from the Cosalá Operations.

Summary of Quarterly Results

The following table presents a summary of the consolidated operating results for each of the most recent eight quarters ending with September 30, 2017.

	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
	2017	2017	2017	2016	2016	2016	2016	2015
Revenues ($ M)	$9.8	$17.2	$15.2	$14.4	$16.8	$12.8	$14.9	$11.5
Net Income (Loss) ($ M)	(2.8)	0.9	(0.2)	(2.4)	1.0	(2.1)	(1.7)	(7.2)
Comprehensive Income (Loss) ($ M)	(2.9)	0.8	(0.5)	(1.0)	0.8	(2.5)	(2.0)	(11.5)

Silver Produced (oz)	564,833	557,892	523,747	564,475	596,855	556,404	672,074	599,677
Zinc Produced (lbs)	1,433,961	2,904,374	2,389,133	2,671,391	2,183,814	2,081,046	3,552,522	3,075,468
Lead Produced (lbs)	5,369,482	6,435,048	6,160,732	7,277,346	7,991,507	6,677,247	7,121,573	7,067,802
Copper Produced (lbs)	507,285	273,475	308,100	260,018	326,639	225,785	245,808	321,616
Cost of Sales/Ag Eq Oz Produced ($/oz)	$9.17	$11.00	$9.93	$9.91	$10.25	$10.80	$9.52	$11.33
Cash Cost/Ag Oz Produced ($/oz)[1]	$12.61	$7.21	$9.89	$8.91	$10.00	$11.33	$9.80	$14.38
All-In Sustaining Cost/Ag Oz Produced ($/oz)[1]	$15.92	$10.65	$13.37	$11.57	$12.86	$14.57	$12.00	$18.45

Current Assets (qtr. end) ($ M)	$27.0	$29.9	$36.0	$36.6	$41.1	$38.9	$17.9	$15.8
Current Liabilities (qtr. end) ($ M)	12.1	11.6	11.1	16.5	13.1	20.8	12.5	10.3
Working Capital (qtr. end) ($ M)	14.9	18.3	24.9	20.1	28.0	18.1	5.4	5.5

Total Assets (qtr. end) ($ M)	$126.1	$127.7	$127.1	$117.3	$120.4	$119.3	$98.3	$96.9
Total Liabilities (qtr. end) ($ M)	38.6	38.6	39.1	30.1	32.4	41.4	33.6	32.0
Total Equity (qtr. end) ($ M)	87.5	89.1	88.0	87.2	88.0	77.9	64.7	64.9

[1]	Refer to “Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce” section in this MD&A.

Liquidity

As of September 30, 2017, the Company’s cash totalled $8.7 million, compared to $24.1 million at December 31, 2016. Working capital decreased to $14.9 million at September 30, 2017 from $20.1 million at December 31, 2016, a decrease of $5.2 million. Current liabilities as at September 30, 2017 were $12.1 million which is $4.4 million lower than at December 31, 2016 mainly due to early principal repayments of current debt facilities.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017

The change in cash since December 31, 2016 can be summarized as follows (in millions of U.S. dollars):

Opening cash balance as at December 31, 2016	$24.1
Cash generated from operations	5.9
Purchase of San Felipe property option	(7.1)
Net development costs on San Rafael	(11.5)
Net development costs on El Cajón	0.5
Other property, plant and equipment spending	(5.5)
Financing from pre-payment facility	15.0
Repayments to credit facilities	(8.0)
Proceeds from exercise of options and warrants	1.6
Increase in trade and other receivables	(5.1)
Change in inventories during the period	(1.2)
Closing cash balance as at September 30, 2017	$8.7

As previously discussed, the Company’s cash balance decreased from $24.1 million to $8.7 million due to several factors which have been previously highlighted in this MD&A, as follows: the repayment of the previous credit facilities existing at December 31, 2016, the closing the $15 million pre-payment facility with Glencore, the acquisition of the San Felipe option from Santacruz, and the development costs of the El Cajón and San Rafael projects at the Cosalá Operations. In addition, the Company’s accounts receivable balance increased by approximately $5.1 million from year-end 2016 due to a positive adjustment for the 2017/2018 smelter off-take agreement at the Galena Complex, increased VAT receivables in Mexico arising on expenditures related to the San Rafael development, and changes to the payment terms in the Company’s offtake agreement at the Cosalá Operations. The Company’s smelter agreement at Galena expired at the end of Q1-2017. The 2017/2018 agreement was not finalized until after Q3-2017 though the terms were sufficiently advanced to accrue the net impact for Q2 and Q3 2017.

The Company operates in a cyclical industry where cash flow has historically been correlated to market prices for commodities. The Company’s cash flow is dependent upon its ability to achieve profitable operations, obtain adequate equity or debt financing, or, alternatively, dispose its non-core properties on an advantageous basis to fund its near-term operations, development and exploration plans, while meeting production targets at current commodity price levels. Management evaluates viable financing alternatives to ensure sufficient liquidity including debt instruments, concentrate offtake agreements, sales of non-core assets, private equity financing, and the issuance of equity. As previously stated, the Company entered into a financing arrangement to maintain corporate flexibility during the development of San Rafael. The Company believes that it has sufficient cash flow to fund its 2017 operations and development and exploration plans while meeting production targets at current commodity price levels. In the longer term, as the Cosalá Operations and Galena Complex are optimized and if the outlook for silver prices remains positive, the Company believes that cash flows will be sufficient to fund ongoing operations.

The Company’s financial instruments consist of cash, trade receivables, restricted cash, long-term investments, trade and other payables, credit facilities, and other long-term liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company is not exposed to significant interest or credit risk arising from financial instruments. The majority of the funds of the Company are held in accounts at major banks in Canada, Mexico and the United States.

The Company’s liquidity has been, and will continue to be, impacted by pension funding commitments as required by the terms of the defined benefit pension plans offered to both its hourly and salaried workers (See note 11 in the audited consolidated financial statements of the Company and the notes thereto for the year ended December 31, 2016). Although both pension plans are under-funded due to actuarial losses incurred from market conditions, the Company intends to fund to the minimum levels required by applicable law. The Company currently estimates total annual funding requirements for both Galena Complex pension plans to be approximately $0.8 million per year for each of the next 5 years, with no further pension contribution spending expected for the remainder of 2017 (as of November 14, 2017).

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017

Capital Resources

The Company’s cash flow is dependent on delivery of its concentrates to market. The Company’s contracts with the concentrate purchasers provide for provisional payments based on timing of concentrate deliveries. The Company has not had any problems collecting payments from smelters in a reliable and timely manner and expects no such difficulties in the foreseeable future. However, this cash flow is dependent on continued mine production which can be subject to interruption for various reasons including fluctuations in metal prices and concentrate shipment difficulties. Additionally, unforeseen cessation in the counterparty’s capabilities could severely impact the Company’s capital resources.

The Company made capital expenditures of $23.7 million during the nine months ended September 30, 2017 and $3.5 million for the same period of 2016, of which $15.4 million was spent towards drilling and underground development costs while $8.3 million was spent on investments in property, plant and equipment. All of these projects are dependent upon the Company maintaining a strong capital position.

The following table sets out the Company’s contractual obligations as of September 30, 2017:

		Less than			Over 5
	Total	1 year	2-3 years	4-5 years	years
Trade and other payables	$9,081	$9,081	$-	$-	$-
Credit facilities	15,000	3,000	10,625	1,375	-
Interest on credit facilities	1,749	863	872	14	-
Leases	1,546	356	565	517	108
Other long-term liabilities	1,097	-	149	-	948
Total	$28,473	$13,300	$12,211	$1,906	$1,056
1 - All leases can be cancelled upon proper notice periods by the Company.
2 - Certain of these estimates are dependent on market conditions and assumed rates of return on assets. Therefore, the estimated obligation of the Company may vary over time.

Off-Balance Sheet Arrangements

As of the date of this filing, the Company does not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on the results of operations or financial condition of the Company including, without limitation, such considerations as liquidity and capital resources that have not previously been discussed.

Transactions with Related Parties

There were no related party transactions for the nine months ended September 30, 2017.

Risk Factors

The Company manages a number of risks to achieve an acceptable level of risk without appreciably hindering its ability to maximize returns. Management has procedures in place to identify and manage significant operational and financial risks. A discussion of risk factors relating to the Company is found under the heading “Risk Factors” in the Company’s Annual Information Form dated March 30, 2017 and its MD&A for the year ended December 31, 2016. Each of the discussions referred to above is incorporated by reference herein. The documents referred to above are available on SEDAR at www.sedar.com.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017

Accounting Standards and Pronouncements
Accounting standards issued but not yet applied
There have been no new accounting pronouncements issued in the first nine months of 2017 that are expected to impact the Company. For a summary of recent pronouncements, see note 3 in the Company’s unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2017.

Financial Instruments
The Company may, from time to time, employ derivative financial instruments to manage exposure to fluctuations in foreign currency exchange rates and commodity prices. As at September 30, 2017, the Company does not have any outstanding financial instruments in place.

Capital Structure
The Company is authorized to issue an unlimited number of common shares, where each common share provides the holder with one vote. As at September 30, 2017, there were 40,804,498 common shares issued and outstanding.

As at November 14, 2017, there were 41,087,747 common shares of the Company issued and outstanding and 2,316,264 options outstanding which are exchangeable in common shares of the Company. The number of common shares issuable on the exercise of warrants is 5,576,594.

Controls and Procedures
Management is responsible for establishing and maintaining disclosure controls and procedures ("DC&P") and internal controls over financial reporting ("ICFR"), as those terms are defined in National Instrument 52‐109 ‐ Certification of Disclosure in Issuers’ Annual and Interim Filings ("NI 52‐109").

The Company’s DC&P are designed to ensure that all important information about the Company, including operating and financial activities, is communicated fully, accurately and in a timely way and that they provide the Company with assurance that the financial reporting is accurate.

ICFR means a process by or under the supervision of the Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”) to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

As at September 30, 2017, the Company’s CEO and CFO have certified that the DC&P are effective and that during the quarter ended September 30, 2017, the Company did not make any material changes in the ICFR that materially affected or are reasonably likely to materially affect the Company’s ICFR.

The internal controls are not expected to prevent and detect all misstatements due to error or fraud.

Non-IFRS Measures: Cash Cost per Ounce and All-In Sustaining Cost per Ounce

The Company reports cash cost per ounce and all-in sustaining cost per ounce of silver produced, non-IFRS measures, in accordance with measures widely reported in the silver mining industry as a benchmark for performance measurement. Management uses these measures internally to better assess performance trends and understands that a number of investors, and others who follow the Company’s performance, also assess performance in this manner.

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017

These measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. These measures do not have any standardized meaning and may differ from methods used by other companies with similar descriptions. The methods do not include depletion, depreciation, exploration or corporate administrative costs and is therefore not directly reconcilable to costs as reported under International Financial Reporting Standards. All-in sustaining cost is the silver mining industry cash cost plus all development, capital expenditures, and exploration spending.

Reconciliation of Consolidated Cash Cost per Ounce
	Q3-2017	Q3-2016	YTD-2017	YTD-2016
Cost of sales ('000)	$7,694	$11,346	$30,357	$34,213
Non-cash costs ('000)[1]	1,715	96	1,967	(1,270)
Direct mining costs ('000)	$9,409	$11,442	$31,264	$32,943
Smelting, refining and royalty expenses ('000)	2,342	3,389	7,169	10,037
Less by-product credits ('000)	(6,714)	(8,865)	(24,977)	(24,122)
Total cash costs ('000)	$5,037	$5,966	$13,456	$18,858
Divided by silver produced (oz)[2]	399,559	596,855	1,395,935	1,825,333
Silver cash costs ($/oz)	$12.61	$10.00	$9.64	$10.33

Reconciliation of Cosalá Operations Cash Cost per Ounce
	Q3-2017	Q3-2016	YTD-2017	YTD-2016
Cost of sales ('000)	$343	$4,349	$7,576	$13,173
Non-cash costs ('000)[1]	1,798	36	1,437	(1,156)
Direct mining costs ('000)	$2,141	$4,385	$9,013	$12,017
Smelting, refining and royalty expenses ('000)	373	1,182	1,784	4,239
Less by-product credits ('000)	(2,159)	(3,176)	(10,846)	(9,432)
Total cash costs ('000)	$355	$2,391	$(49)	$6,824
Divided by silver produced (oz)[2]	112,478	242,916	520,034	795,044
Silver cash costs ($/oz)	$3.16	$9.84	$(0.09)	$8.58

Reconciliation of Galena Complex Cash Cost per Ounce
	Q3-2017	Q3-2016	YTD-2017	YTD-2016
Cost of sales ('000)	$7,351	$6,997	$22,781	$21,040
Non-cash costs ('000)[1]	(83)	60	530	(114)
Direct mining costs ('000)	$7,268	$7,057	$22,251	$20,926
Smelting, refining and royalty expenses ('000)	1,969	2,207	5,385	5,798
Less by-product credits ('000)	(4,555)	(5,689)	(14,131)	(14,690)
Total cash costs ('000)	$4,682	$3,575	$13,505	$12,034
Divided by silver produced (oz)	287,081	353,939	875,901	1,030,289
Silver cash costs ($/oz)	$16.31	$10.10	$15.42	$11.68

Americas Silver Corporation
Management’s Discussion & Analysis
For the three and nine months ended September 30, 2017

Reconciliation of Consolidated All-In Sustaining Cost per Ounce
	Q3-2017	Q3-2016	YTD-2017	YTD-2016
Total cash costs ('000)	$5,037	$5,966	$13,456	$18,858
Capital expenditures ('000)	1,199	1,061	4,597	3,434
Exploration costs ('000)	126	646	172	1,552
Total all-in sustaining costs ('000)	$6,362	$7,673	$18,225	$23,844
Divided by silver produced (oz)[2]	399,559	596,855	1,395,935	1,825,333
Silver all-in sustaining costs ($/oz)	$15.92	$12.86	$13.06	$13.06

Reconciliation of Cosalá Operations All-In Sustaining Cost per Ounce
	Q3-2017	Q3-2016	YTD-2017	YTD-2016
Total cash costs ('000)	$355	$2,391	$(49)	$6,824
Capital expenditures ('000)	-	181	14	887
Exploration costs ('000)	-	276	-	645
Total all-in sustaining costs ('000)	$355	$2,848	$(35)	$8,356
Divided by silver produced (oz)[2]	112,478	242,916	520,034	795,044
Silver all-in sustaining costs ($/oz)	$3.16	$11.72	$(0.07)	$10.51

Reconciliation of Galena Complex All-In Sustaining Cost per Ounce
	Q3-2017	Q3-2016	YTD-2017	YTD-2016
Total cash costs ('000)	$4,682	$3,575	$13,505	$12,034
Capital expenditures ('000)	1,199	880	4,583	2,547
Exploration costs ('000)	126	370	172	907
Total all-in sustaining costs ('000)	$6,007	$4,825	$18,260	$15,488
Divided by silver produced (oz)	287,081	353,939	875,901	1,030,289
Silver all-in sustaining costs ($/oz)	$20.92	$13.63	$20.85	$15.03

[1]	Non-cash costs consist of non-cash related charges to cost of sales including inventory movements and write-downs to net realizable value of concentrates, ore stockpiles, and spare parts and supplies.
[2]
Calculation excludes pre-production of 160,128 silver ounces and 238,919 silver equivalent ounces mined in Q3-2017 and 245,391 silver ounces and 360,530 silver equivalent ounces mined in YTD-2017 from El Cajón during its commissioning period, and 5,146 silver ounces and 30,161 silver equivalent ounces mined in Q3-2017 and YTD-2017 from San Rafael during its commissioning period. Pre-production revenue (net of cost of sales) from El Cajón and San Rafael are capitalized as an offset to development costs.